Filed Pursuant to Rule 424(b)(3)
Registration No. 333-170173

O’DONNELL STRATEGIC INDUSTRIAL REIT, INC.

SUPPLEMENT NO. 8 DATED DECEMBER 28, 2012

TO THE PROSPECTUS DATED MAY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of O’Donnell Strategic Industrial REIT, Inc, dated May 15, 2012, Supplement No. 1, dated May 16, 2012, Supplement No. 2, dated June 11, 2012, Supplement No. 3, dated July 30, 2012, Supplement No. 4, dated August 14, 2012, Supplement No. 5, dated September 11, 2012, Supplement No. 6, dated November 16, 2012, and Supplement No. 7, dated December 18, 2012. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1)	the status of our initial public offering of shares of common stock;

(2)	the completion of our acquisition of the Winston-Salem Property; and

(3)	the entry into loan agreements in connection with the Winston-Salem Property and the Florida Property.

Status of Our Public Offering

We commenced our initial public offering of 110,526,316 shares of common stock on August 15, 2011. Of these shares, we are offering 100,000,000 shares in a primary offering and 10,526,316 shares pursuant to our distribution reinvestment plan. Pursuant to the terms of the offering, we were required to deposit all subscription proceeds in escrow until we received subscriptions aggregating at least $2,000,000, excluding subscriptions from residents of Pennsylvania and Tennessee. As of August 8, 2012, we had satisfied these conditions. As of December 28, 2012, we had accepted investors’ subscriptions for and issued 260,335 shares of our common stock in the offering, resulting in our receipt of gross proceeds of approximately $2,372,000. In addition, we have special escrow requirements for subscriptions from residents of Pennsylvania and Tennessee, the conditions of which, to date, have not been satisfied. As of December 28, 2012, we had 110,265,981 shares of our common stock remaining in our offering.

We will offer shares of our common stock pursuant to the offering until August 15, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering in the offering have not been sold by August 15, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Therefore, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the offering at any time prior to the stated termination date.

Acquisition of Winston-Salem Property

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary” section of the prospectus beginning on page 5 under the caption “- Description of Real Estate Investments “ and the “Investment Objectives, Strategy and Policies” section of the prospectus beginning on page 54 under the caption “- Description of Real Estate Investments.”

On December 27, 2012, we, through OD WM North Carolina, LLC (“ODWM”), a wholly-owned subsidiary of our operating partnership, entered into an agreement with O’Donnell Acquisitions, LLC, an affiliated entity, as the assignor, to assume all of the assignor’s rights, title and interest in an Agreement of Purchase and Sale and Joint Escrow Instructions, dated October 17, 2012 (the “Purchase Agreement”), with 280 Business Park Realty,

Ltd, as the seller, which is not affiliated with us, our advisor or affiliates, for the purchase of 100% of the seller’s interest in an industrial building, located in Winston-Salem, North Carolina (the “Winston-Salem Property”). The Purchase Agreement provides for a purchase price of $4,460,000, plus closing costs. On December 27, 2012, ODWM completed the acquisition of the Winston-Salem Property. The acquisition was funded by net proceeds from our ongoing initial public offering and debt.

Description of the Property

The Winston-Salem Property was constructed in 2001with 84,119 square feet. The current tenant is WM Recycle America, LLC (the “Tenant”), which is a wholly-owned subsidiary of Waste Management, Inc., which will guaranty the lease. We believe the Tenant is creditworthy based on its historical revenue and cash flow streams. All of the operations at the Winston-Salem Property and the principal nature of business of the Tenant are related to recycling services.

In evaluating the Winston-Salem Property as a potential acquisition and determining the appropriate amount of consideration to be paid for such acquisition, a variety of factors were considered, including the property condition and environmental reports, physical condition and curb appeal, age, location, including visibility and access, tenant creditworthiness, the operator of the facility, lease terms, including rent, rent increases, length of lease term, specific tenant and landlord responsibilities, expansion, termination, purchase options, exclusive and permitted use provisions, assignment, sublease and co-tenancy provisions, local market conditions, demographics and population growth patterns, neighboring properties, the potential for new property construction in the area and whether there were any anticipated required capital improvements.

The following table summarizes the acquisition of the Winston-Salem Property:

Property Description	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor(1)	Initial Yield (2)	Average Yield(3)	Physical Occupancy
Winston-Salem Property	12/27/2012	2001	$4,460,000	$89,200	6.90%	7.86%	100%

(1)	Fees paid to sponsor include payments that will be or have been made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. The property is subject to a long-term net lease. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

We believe the Winston-Salem Property is suitable for its present and intended purpose as a recycling facility and adequately covered by insurance.

We will pay an affiliate of our advisor a property management and leasing fee of 3% of the gross monthly revenues derived from the operations of the Winston-Salem Property. Among other things, the property manager has the authority to negotiate and enter into leases for the Winston-Salem Property on our behalf, to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Our other affiliates may receive additional fees or compensation as a result of the acquisition of the Winston-Salem Property in accordance with the compensation provisions described in the prospectus.

For 2011, the real estate taxes on the Winston-Salem Property were approximately $45,000. For federal income tax purposes, we estimate that the depreciable basis in the Winston-Salem Property will be approximately $4,460,000. For federal income tax purposes, we depreciate personal property and buildings based upon an estimated useful life of 10 and 40 years, respectively.

Tenant Lease Terms

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies” section of the prospectus beginning on page 60 under the caption “- Tenant Lease Terms.”

The following table shows, as of December 28, 2012, the principal provisions of the lease terms for the sole tenant of the Winston-Salem Property:

Tenant	Renewal Options(2)	Current Annual Base Rent		Base Rent Per Square Foot	Lease Term
WM Recycle America, LLC (1)	2/5 yr	$307,875	(3)	$3.66	January 1, 2012	December 31, 2022

(1)	The Tenant entered into a net lease pursuant to which the Tenant is required to pay all operating expenses of the building.

(2)	Represents option renewal period/term of each option.

(3)	Rent increases every year by an average of 2.75% of the then-current annual base rent.

Real Property Loans

The following information should be read in conjunction with the discussion contained in the “Investment Objectives, Strategy and Policies” section of the prospectus beginning on page 68 under the caption “-Leverage.”

Loan in Connection with Winston-Salem Property

In connection with the acquisition of the Winston-Salem Property, on December 27, 2012, we, through ODWM, entered into a loan agreement with Fifth Third Bank in the principal amount of $2,899,000 (the “Winston-Salem Loan”). The Winston-Salem Loan is secured by the Winston-Salem Property and is personally guaranteed by our company and the operating partnership. The material terms of the Winston-Salem Loan provide for the following: (i) a maturity date of December 31, 2014, which may be extended to December 31, 2015 as set forth in the loan agreement; (ii) an annual interest rate equal to the greater of (A) (x) the prime rate plus 0.50% or (y) the federal funds rate plus 0.50% (the higher of such rates being the “Base Rate”) or (B) LIBOR plus 4.25% (subject to certain reductions described below); and (iii) a default interest rate equal to 5.0% plus the Base Rate. The portion of the Winston-Salem Loan bearing interest at the Base Rate may be prepaid in whole or in part without any penalty or premium at any time. The portion of the Winston-Salem Loan bearing interest at the LIBOR Rate may be prepaid only under certain limited conditions, as set forth in the promissory note. In addition, the principal amount due under the Winston-Salem Loan must be paid down to $2,230,000 by March 21, 2013, at which time the interest rate on any portion of the Winston-Salem Loan bearing interest at the LIBOR Rate will be reduced to LIBOR plus 3.25%.

Loan in Connection with Florida Property

As previously disclosed in a prospectus supplement dated December 18, 2012, we, through OD Flowers Tampa, LLC (“OD Flower”), a wholly owned subsidiary of our operating partnership, completed the acquisition of 100% of the interest in a 12,160 square foot build-to-suit industrial facility, located in Tampa, Florida (the “Florida Property”) for a purchase price of $1,684,067, plus closing costs. In connection with the Florida Property, on December 24, 2012, we, through OD Flowers, entered into a loan agreement with USAMERIBANK in the principal amount of $1,000,000 (the “Florida Loan”). The Florida Loan is secured by the Florida Property and guaranteed by our company. The material terms of the Florida Loan provide for the following: (i) a maturity date of December 24, 2017; (ii) a floating annual interest rate equal to the prime rate as published in the Wall Street Journal with a floor of 4.15%; and (iii) a default interest rate equal to 18.0%. The Florida Loan may be prepaid without penalty prior to its maturity date. In addition, the principal amount due under the Florida Loan must be paid down to $842,000 by March 24, 2013.